Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, September 22, 2023

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to you concerning our note published on August 11, 2023, where we communicated that our insurance subsidiary, Sudamericana Holding, had subscribed an offer to purchase a 99.43% stake in Seguros Sura S.A.
In such regard, we inform you that the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación), on September 21, 2023, approved said transaction. Consequently, both parties are finalizing the necessary actions to conclude the operation and resulting transference shares.
Sincerely,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com